Exhibit 99.4

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(thousands of Canadian dollars)	June 30, 2009	December 31, 2008
Assets
Current assets
Accounts receivable and other	$166,226	$173,341
Fair value of risk management contracts [Note 13]	10,809	36,087
Prepaid expenses and deposits	11,304	11,843
Inventories [Note 3]	78,912	55,788
	267,251	277,059

Property, plant and equipment [Note 4]	4,254,524	4,468,505
Intangible assets [Note 5]	97,209	106,002
Goodwill [Note 6]	677,612	893,841
	$5,296,596	$5,745,407

Liabilities and Unitholders’ Equity
Current liabilities
Bank loan [Note 8]	$1,097,820	$-
Accounts payable and accrued liabilities	193,927	210,097
Cash distribution payable	8,993	47,160
Current portion of convertible debentures [Note 9]	1,583	2,513
Fair value deficiency of risk management contracts [Note 13]	148	235
	1,302,471	260,005

Bank loan [Note 8]	-	1,226,228
7 7/8% Senior notes	285,708	298,210
Convertible debentures [Note 9]	831,341	825,246
Asset retirement obligation [Note 7]	282,263	277,318
Employee future benefits [Note 12]	9,809	10,551
Deferred credit	388	522
Future income tax	192,857	203,998

Unitholders’ equity
Unitholders’ capital [Note 10]	4,054,597	3,897,653
Equity component of convertible debentures	84,100	84,100
Contributed surplus	6,433	6,433
Accumulated income	249,969	458,884
Accumulated distributions	(2,020,169)	(1,891,674)
Accumulated other comprehensive income	16,829	87,933
	2,391,759	2,643,329
	$5,296,596	$5,745,407

Commitments, contingencies and guarantees [Note 15]
Subsequent events [Note 16]
See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

(thousands of Canadian dollars, except per Trust Unit amounts)
	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Revenue
Petroleum, natural gas, and refined product sales	$591,196	$1,698,892	$1,346,820	$3,138,644
Royalty expense	(28,199)	(76,813)	(52,728)	(139,213)
	562,997	1,622,079	1,294,092	2,999,431

Expenses
Purchased products for processing and resale	322,855	1,160,558	704,692	2,120,550
Operating	142,737	128,608	262,847	269,953
Transportation and marketing	6,706	12,753	12,617	24,375
General and administrative [Note 11]	9,394	13,310	17,143	25,787
Realized net (gains) losses on risk management	(19,430)	94,424	(44,972)	130,718
contracts [Note 13]
Unrealized net losses on risk management
contracts [Note 13]	14,999	305,127	25,190	365,985
Interest and other financing charges on short term
debt, net	2,475	-	2,535	201
Interest and other financing charges on long term
debt	26,984	35,948	59,576	71,051
Depletion, depreciation, amortization and	136,695	124,114	275,891	255,039
accretion
Goodwill impairment [Note 6]	206,465	-	206,465	-
Currency exchange (gain) loss	(8,990)	4,045	(8,892)	14,710
Large corporations tax (recovery) and other tax	(35)	446	(16)	496
Future income tax reduction	(12,079)	(95,191)	(10,069)	(117,025)
	828,776	1,784,142	1,503,007	3,161,840
Net loss for the period	(265,779)	(162,063)	(208,915)	(162,409)

Other comprehensive income
Cumulative translation adjustment	(120,922)	(4,534)	(71,104)	45,979
Comprehensive loss for the period	$(386,701)	$(166,597)	$(280,019)	$(116,430)

Net loss per Trust Unit, basic [Note 10]	$(1.59)	$(1.07)	$(1.28)	$(1.08)
Net loss per Trust Unit, diluted [Note 10]	$(1.59)	$(1.07)	$(1.28)	$(1.08)

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY (UNAUDITED)

		Equity				Accumulated
		Component of				Other
	Unitholders’	Convertible	Contributed	Accumulated	Accumulated	Comprehensive
(thousands of Canadian dollars)	Capital	Debentures	Surplus	Income	Distributions	Income (Loss)
At December 31, 2007	$3,736,080	$39,537	$-	$246,865	$(1,340,349)	$(196,759)
Equity component of convertible debenture issuances 7.5% Debentures Due 2015	-	51,000	-	-	-	-
Convertible debenture conversions
9% Debentures Due 2009	17	-	-	-	-	-
8% Debentures Due 2009	141	(1)	-	-	-	-
10.5% Debentures Due 2008	13	(3)	-	-	-	-
Redemption of convertible debentures 10.5% Debentures Due 2008	24,249	(6,433)	6,433	-	-	-
Exercise of unit appreciation rights and other	1,182	-	-	-	-	-
Issue costs	(2,179)	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	45,979
Net loss	-	-	-	(162,409)	-	-
Distributions and distribution reinvestment plan	71,362	-	-	-	(272,168)	-
At June 30, 2008	$3,830,865	$84,100	$6,433	$84,456	$(1,612,517)	$(150,780)

At December 31, 2008	$3,897,653	$84,100	$6,433	$458,884	$(1,891,674)	$87,933
Issued for cash June 4, 2009	126,509
Redemption of convertible debentures 9% Debentures Due 2009	944	-	-	-	-	-
Exercise of unit appreciation rights and other	307	-	-	-	-	-
Issue costs, net of tax	(5,916)	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	(71,104)
Net income	-	-	-	(208,915)	-	-
Distributions and distribution reinvestment plan	35,100	-	-	-	(128,495)	-
At June 30, 2009	$4,054,597	$84,100	$6,433	$249,969	$(2,020,169)	$16,829

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(thousands of Canadian dollars)
	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Cash provided by (used in)
Operating Activities
Net loss for the period	$(265,779)	$(162,063)	$(208,915)	$(162,409)
Items not requiring cash
Depletion, depreciation, amortization and accretion	136,695	124,114	275,891	255,039
Impairment of goodwill [Note 6]	206,465	-	206,465	-
Unrealized currency exchange (gain) loss	(10,276)	3,678	(10,696)	13,544
Non-cash interest expense and amortization of	3,602	3,529	7,784	6,040
finance charges
Unrealized net losses on risk management	14,999	305,127	25,190	365,985
contracts [Note 13]
Future income tax reduction	(12,079)	(95,191)	(10,069)	(117,025)
Unit based compensation expense (recovery)	988	4,133	(459)	7,367
Employee benefit obligation	(86)	168	(742)	337
Other non-cash items	3	(40)	(22)	(37)
Settlement of asset retirement obligations [Note 7]	(1,548)	(1,502)	(5,014)	(3,755)
Change in non-cash working capital	2,895	28,581	18,211	(26,433)
	75,879	210,534	297,624	338,653

Financing Activities
Issue of Trust Units, net of issue costs	119,531	(2,165)	119,437	(2,179)
Issue of convertible debentures, net of issue costs	-	241,600	-	241,600
Bank repayments, net	(135,543)	(295,138)	(128,527)	(244,216)
Cash distributions	(20,131)	(101,051)	(93,395)	(199,474)
Change in non-cash working capital	(14,893)	3,604	(47,968)	3,671
	(51,036)	(153,150)	(150,453)	(200,598)

Investing Activities
Additions to property, plant and equipment	(53,320)	(48,288)	(168,934)	(133,886)
Property dispositions (acquisitions), net	61,403	4,734	60,728	4,549
Change in non-cash working capital	(32,172)	(13,630)	(38,328)	(7,984)
	(24,089)	(57,184)	(146,534)	(137,321)

Change in cash and cash equivalents	$754	$200	$637	$734

Effect of exchange rate changes on cash	(754)	(200)	(637)	(734)

Cash and cash equivalents, beginning of period	-	-	-	-

Cash and cash equivalents, end of period	$-	$-	$-	$-

Interest paid	$23,541	$19,457	$37,520	$43,498
Large corporation tax and other tax (received) paid, net	$(35)	$521	$(16)	$571

See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 30, 2009
(tabular amounts in thousands of Canadian dollars, except Trust Unit, and per Trust Unit amounts)

1.	Significant Accounting Policies

These interim consolidated financial statements of Harvest Energy Trust (the “Trust” or “Harvest”) have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. These interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of Harvest for the year ended December 31, 2008 which should be read in conjunction with that report.

These consolidated financial statements include the accounts of the Trust, its wholly owned subsidiaries and its proportionate interest in a partnership with a third party.

2.	Change in Accounting Policy

Effective January 1, 2009, Harvest adopted the new Canadian Institute of Chartered Accountants (“CICA”) accounting standard “Goodwill and Intangible Assets”, section 3064 which replaced section 3062 “Goodwill and Other Intangible Assets” and section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The adoption of this standard had no impact on the consolidated financial statements.

3.	Inventories

	June 30, 2009	December 31, 2008
Petroleum products
Upstream – pipeline fill	$752	603
Downstream	73,533	50,311
	74,285	50,914
Parts and supplies	4,627	4,874
Total inventories	$78,912	55,788

4.

Property, Plant and Equipment

		June 30, 2009			December 31, 2008
	Upstream	Downstream	Total	Upstream	Downstream	Total
Cost	$4,789,856	$1,451,578	$6,241,434	$4,710,725	$1,493,039	$6,203,764
Accumulated depletion and depreciation	(1,794,988)	(191,922)	(1,986,910)	(1,572,449)	(162,810)	(1,735,259)
Net book value	$2,994,868	$1,259,656	$4,254,524	$3,138,276	$1,330,229	$4,468,505

General and administrative costs of $2.7 million (2008 – $3.3 million) have been capitalized during the three months ended June 30, 2009, of which $0.2 million (2008 – $0.9 million) related to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan. For the six months ended June 30, 2009, $5.2 million (2008 - $6.5 million) of general and administrative costs have been capitalized, which includes a recovery of $0.1 million (2008 – costs of $1.6 million) related to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan.

5.	Intangible Assets

			June 30, 2009			December 31, 2008
			Accumulated	Net book		Accumulated	Net book
		Cost	Amortization	value	Cost	Amortization	value
	Engineering drawings	$103,507	$(14,017)	$89,490	$108,402	$(11,969)	$96,433
	Marketing contracts	7,199	(2,826)	4,373	7,539	(2,480)	5,059
	Customer lists	4,358	(1,180)	3,178	4,564	(1,008)	3,556
	Fair value of office lease	931	(763)	168	931	(652)	279
	Financing costs	7,300	(7,300)	-	7,300	(6,625)	675
	Total	$123,295	$(26,086)	$97,209	$128,736	$(22,734)	$106,002

6.	Goodwill Impairment

As the Downstream assets are held in a self-sustaining subsidiary with a US dollar functional currency, the goodwill balance is adjusted at the end of each accounting period to reflect the current US dollar exchange rate. Harvest assesses goodwill for impairment annually, or more frequently if events or changes in circumstances warrant. At June 30, 2009, it was determined that an impairment test was required due to expectations of lower refining margins and the probable deferral of certain future capital expenditures. Harvest completed a two-step process to determine whether the goodwill of the Downstream reporting unit was impaired. The first step of the impairment test involves comparing the fair value of the reporting unit to its carrying value, including goodwill. The fair value was determined using a discounted cash flow approach which incorporated management’s expectations of future throughput and expenses and the forward curve for refined product crack spreads. At June 30, 2009, the fair value of the Downstream reporting unit was below its carrying value, indicating a potential impairment. The second step requires the fair value of goodwill be determined by valuing a reporting unit’s net assets in the same manner as allocating a purchase price in a business combination. As the carrying value of the reporting unit’s goodwill exceeded its fair value, it was determined that the goodwill associated with the Downstream reporting unit was fully impaired. Accordingly, a charge of $206.5 million was recorded in the financial results at June 30, 2009.

7.	Asset Retirement Obligation

Harvest’s asset retirement obligations result from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. Harvest estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $1,178 million which will be incurred between 2009 and 2058. The majority of the costs will be incurred between 2015 and 2040. A credit-adjusted risk-free discount rate of 8% - 10% and inflation rate of approximately 2% were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

		June 30, 2009	December 31, 2008
	Balance, beginning of period	$277,318	$213,529
	Incurred on acquisition of a private corporation	-	1,900
	Liabilities incurred	405	4,371
	Revision of estimates	-	49,395
	Net liabilities acquired (settled) through acquisition (disposition)	(2,538)	910
	Liabilities settled	(5,014)	(11,418)
	Accretion expense	12,092	18,631
	Balance, end of period	$282,263	$277,318

8.	Bank Loan

At June 30, 2009, Harvest had $1,097.8 million drawn of the $1.6 billion available under the Credit Facility ($1,226.2 million drawn at December 31, 2008) which matures on April 30, 2010.

The Credit Facility is secured by a $2.5 billion first floating charge over all of the assets of Harvest's operating subsidiaries plus a first mortgage security interest on the refinery assets of North Atlantic. The most restrictive covenants of Harvest’s credit facility include an aggregate limitation of $25 million on financial assistance and/or capital contributions to parties other than those included in the first floating charge, a limitation to carrying on business in countries that are not members of the Organization of Economic Co-operation and Development and a limitation on the payment of distributions to Unitholders in certain circumstances including an event of default. The Credit Facility requires standby fees on undrawn amounts and interest on amounts borrowed at varying rates depending on Harvest's ratio of secured debt (excluding the 7 7/8% Senior Notes and Convertible Debentures) to its earnings before interest, taxes, depletion, amortization and other non-cash amounts ("EBITDA"). In addition to the availability under this facility being limited by the Borrowing Base Covenant of the 7 7/8% Senior Notes described (as described in Note 11 in the consolidated financial statements for the year ended December 31, 2008), availability is subject to the following quarterly financial covenants:

	Covenant	As at June 30, 2009
Secured debt to EBITDA	3.0 to 1.0 or less	1.5
Total senior debt to EBITDA	3.5 to 1.0 or less	2.0
Secured debt to Capitalization	50% or less	24%
Total senior debt to Capitalization	55% or less	30%

For the three and six months ended June 30, 2009, Harvest’s average interest rate on advances under the Credit Facility was 1.32% (2008 – 4.11%) and 1.66% (2008 – 4.47%) respectively.

9.

Convertible Debentures

At June 30, 2009, Harvest had six series of Convertible Unsecured Subordinated Debentures outstanding, the details of which have been outlined in Harvest’s consolidated financial statements for the year ended December 31, 2008.

The following table summarizes the face value, carrying amount and fair value of the Convertible Debentures:

	June 30, 2009			December 31, 2008
		Carrying			Carrying
	Face Value	Amount(1)	Fair Value	Face Value	Amount(1)	Fair Value
9% Debentures Due 2009	$-	$-	$-	$944 $	940	$984
8% Debentures Due 2009	1,588	1,583	1,604	1,588	1,573	1,540
6.5% Debentures Due 2010	37,062	35,774	33,356	37,062	35,387	29,650
6.4% Debentures Due 2012	174,626	170,045	125,731	174,626	169,455	75,089
7.25% Debentures Due 2013	379,256	360,320	246,630	379,256	358,533	166,835
7.25% Debentures Due 2014	73,222	67,989	48,327	73,222	67,549	36,611
7.5% Debentures Due 2015	250,000	197,213	160,000	250,000	194,322	107,500
	$915,754	$832,924	$615,648	$916,698 $	827,759	$418,209
(1) Excluding the equity component.

10.	Unitholders' Capital

	(a)	Authorized
The authorized capital consists of an unlimited number of Trust Units.

	(b)	Number of Units Issued

	Six months ended June 30
	2009	2008
Outstanding, beginning of period	157,200,701	148,291,170
Issued for cash
June 4, 2009 at $7.30 per Trust Unit	17,330,000	-
Convertible debenture conversions
9% Debentures Due 2009	-	1,227
8% Debentures Due 2009	-	8,710
10.5% Debentures Due 2008	-	344
Redemption of convertible debentures
10.5% Debentures Due 2008	-	1,166,593
9% Debentures Due 2009	136,906	-
Distribution reinvestment plan issuance	5,123,919	3,209,929
Exercise of unit appreciation rights and other	68,067	53,525
Outstanding, end of period	179,859,593	152,731,498

(c)

Per Trust Unit Information

The following tables summarize the net loss and Trust Units used in calculating income per Trust Unit:

Net income adjustments	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Net loss, basic	$(265,779)	$(162,063)	$(208,915)	$(162,409)
Interest on Convertible Debentures	-	-	-	-
Net loss, diluted(1)	$(265,779)	$(162,063)	$(208,915)	$(162,409)

	Three months	Three months	Six months	Six months
Weighted average Trust Units	ended	ended	ended	ended
adjustments	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Number of Units
Weighted average Trust Units	166,983,997	151,955,252	162,960,556	150,927,368
outstanding, basic
Effect of Convertible Debentures	-	-	-	-
Effect of Employee Unit Incentive Plans	-	-	-	-
Weighted average Trust Units
outstanding, diluted(2)	166,983,997	151,955,252	162,960,556	150,927,368

(1)

Net loss, diluted excludes the impact of the conversions of certain of the Convertible Debentures for the three and six months ended June 30, 2009 of $19.5 million and $38.7 million respectively (2008 - $17.5 million and $30.8 million) as the impact would be anti-dilutive.

(2)

Weighted average Trust Units outstanding, diluted for the three and six months ended June 30, 2009 does not include the unit impact of 28,771,626 and 28,794,068 respectively for certain of the Convertible Debentures (2008 – 120,747,828 and 121,717,018) and nil for the three and six months ended June 30, 2009 (2008 – 681,864 and 401,579 respectively) for the Employee Unit Incentive Plans as the impact would be anti- dilutive.

11.

Employee Unit Incentive Plans

Trust Unit Rights Incentive Plan

The following summarizes the Trust Units reserved for issuance under the Trust Unit Rights Incentive Plan:

	Six months ended June 30, 2009		Year ended December 31, 2008
	Unit	Weighted	Unit	Weighted
	Appreciation	Average Exercise	Appreciation	Average Exercise
	Rights	Price	Rights	Price
Outstanding, beginning of period	8,037,466	$21.19	3,823,683	$30.74
Granted	112,150	8.16	5,244,102	15.68
Exercised	(2,500)	18.90	(68,675)	25.67
Forfeited	(443,068)	23.03	(961,644)	28.80
Outstanding before exercise price reductions	7,704,048	20.93	8,037,466	21.19
Exercise price reductions	-	(5.12)	-	(4.45)
Outstanding, end of period	7,704,048	15.81	8,037,466	16.74
Exercisable before exercise price reductions	16,750	$15.18	85,200	$22.60
Exercise price reductions	-	(15.05)	-	(15.49)
Exercisable, end of period	16,750	$0.13	85,200	$7.11

The following table summarizes information about Unit Appreciation Rights outstanding at June 30, 2009.

			Outstanding		Exercisable
			Weighted				Weighted
			Average				Average
Exercise Price	Exercise Price		Exercise Price	Remaining			Exercise Price
before price	net of price	At June 30,	net of price	Contractual	At June 30,		net of price
reductions	reductions	2009	reductions(1)	Life (1)	2009	(2)	reductions(1)
$4.84 - $5.86	$4.69 - $5.76	29,250	$5.45	4.8	-		$-
$6.82 - $9.31	$6.82 - $8.81	41,200	8.33	4.7	-		-
$10.39 - $12.51	$8.69 - $11.41	3,058,650	9.59	4.5	-		-
$14.99 - $20.96	$0.01 - $18.89	183,750	15.91	3.7	16,250		0.01
$21.08 - $30.76	$4.07 - $24.62	3,043,465	18.55	3.1	500		4.07
$31.30 - $37.56	$18.33 - $27.99	1,347,733	24.15	1.9	-		-
$4.84 - $37.56	$0.01 - $27.99	7,704,048	$15.81	3.5	16,750		$0.13

(1)	Based on weighted average Unit Appreciation Rights outstanding.
(2)	Excludes vested Unit Appreciation Rights that are out-of-the money at period end.

Unit Award Incentive Plan (“Unit Award Plan”)

The following table summarizes the Trust Units reserved for issuance under the Unit Award Incentive Plan:

Number	Six months ended	Year ended
	June 30, 2009	December 31, 2008

Outstanding, beginning of period	659,137	348,248
Granted	14,882	390,274
Adjusted for distributions	84,125	75,310
Exercised	(81,342)	(121,776)
Forfeitures	(20,598)	(32,919)
Outstanding, end of period	656,204	659,137
Exercisable, end of period	271,116	238,817

Harvest has recognized a compensation expense of $1.0 million and recovery of $0.3 million (2008 – expense of $4.5 million and $8.1 million), including a non cash compensation expense of $1.0 million and recovery of $0.5 million (2008 – expense of $4.1 million and $7.2 million), for the three and six months ended June 30, 2009 respectively, related to the Trust Unit Rights Incentive Plan and the Unit Award Plan and this is reflected in general and administrative expense in the consolidated statements of income.

12.	Employee Future Benefit Plans

	Defined Benefit Plans
	The table below shows the components of the net benefit plan expense:
		Three months ended		Three months ended
		June 30, 2009		June 30, 2008
		Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
	Current service cost	$296	$54	$838	$92
	Interest costs	774	98	668	87
	Expected return on assets	(661)	-	(698)	-
	Amortization of net actuarial gains	(2)	-	-	-
	Net benefit plan expense	$407	$152	$808	$179

		Six months ended		Six months ended
		June 30, 2009		June 30, 2008
		Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
	Current service cost	$591	$108	$1,677	$184
	Interest costs	1,548	196	1,335	174
	Expected return on assets	(1,321)	-	(1,396)	-
	Amortization of net actuarial gains	(4)	-	-	-
	Net benefit plan expense	$814	$304	$1,616	$358

13.

Financial Instruments and risk management contracts

Harvest is exposed to market risks resulting from fluctuations in commodity prices, currency exchange rates and interest rates in the normal course of operations. Harvest is also exposed, to a lesser extent, to credit risk on accounts receivable and counterparties to price risk management contracts and to liquidity risk relating to our debt. The Trust’s financial risk exposure and risk management strategies have not changed significantly from those described in the consolidated financial statements for the year ended December 31, 2008 in Note 20 as filed on SEDAR at www.sedar.com.

Financial instruments of Harvest consist of cash, accounts receivable, accounts payable and accrued liabilities, cash distribution payable, a credit facility, risk management contracts, Convertible Debentures and the 7 7/8% Senior Notes.

At June 30, 2009, the net fair value reflected on the balance sheet for all the risk management contracts outstanding at that date was approximately $10.7 million (December 31, 2008 - $35.9 million), which was included in the balance sheet as follows: fair value of risk management contracts (current assets) $10.8 million, fair value deficiency of risk management contracts (current liabilities) $148,000.

The following is a summary of Harvest’s risk management contracts outstanding, along with their fair value at June 30, 2009:

Quantity	Type of Contract	Term	Average Price		Fair value
Currency Exchange Rate Risk Management
$10,000,000/month	U.S./Cdn dollar exchange rate swap	Jul. 09 – Sep. 09	1.279 Cdn/U.S.		$3,504
$5,000,000/month	U.S./Cdn dollar exchange rate swap	Jul. 09 – Dec. 09	1.288 Cdn/U.S.		3,786
$10,000,000/month	U.S./Cdn dollar exchange rate swap	Oct. 09 – Dec. 09	1.279 Cdn/U.S.		3,519
					$10,809
Natural Gas Price Risk Management
251 GJ/d	Fixed price – natural gas contract	Jul. 09 – Dec. 09	Cdn $3.48	(a)	$(7)
Electricity Price Risk Management (b)
10 MWh	Electricity price swap contracts	Jul. 09 – Dec. 09	Cdn $61.90		$(106)
10 MWh	Electricity price swap contracts	Jan. 2010 – Dec. 2010	Cdn $63.55		(35)
					$(141)
Total net fair value of risk management contracts					$10,661

(a)	This contract contains an annual escalation factor such that the fixed price is adjusted each year.
(b)	On July 22, 2009, Harvest entered into an additional electricity price swap contract for 5 MWh at Cdn$60.75 for the period January to December 2010.

For the three and six months ended June 30, 2009, the total unrealized loss recognized in the consolidated statement of income and comprehensive income was $15.0 million and $25.2 million respectively (2008 - $305.1 million and $366.0 million), which represents the change in fair value of financial assets and liabilities classified as held for trading. The realized gains and losses on all risk management contracts are included in the period in which they are incurred.

14.

Segment Information

Harvest operates in Canada and has two reportable operating segments, Upstream and Downstream. Harvest’s upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its downstream operations include the purchase of crude oil, the refining of crude oil, the sale of refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.

Results of Continuing Operations
	Downstream(1)		Upstream(1)		Total
	Three months ended June 30		Three months ended June 30		Three months ended June 30
	2009	2008	2009	2008	2009	2008
Revenue(2)	$369,081	$1,227,126	$222,115	$471,766	$591,196	$1,698,892
Royalties	-	-	(28,199)	(76,813)	(28,199)	(76,813)
Less:
Purchased products for resale and processing	322,855	1,160,558	-	-	322,855	1,160,558
Operating	81,420	55,516	61,317	73,092	142,737	128,608
Transportation and marketing	3,122	9,401	3,584	3,352	6,706	12,753
General and administrative	520	600	8,874	12,710	9,394	13,310
Depletion, depreciation, amortization and accretion	19,076	16,743	117,619	107,371	136,695	124,114
Goodwill impairment(4)	206,465	-	-	-	206,465	-
	$(264,377)	$(15,692)	$2,522	$198,428	(261,855)	182,736

Realized net gains (losses) on risk management contracts					19,430	(94,424)
Unrealized net losses on risk management contracts					(14,999)	(305,127)
Interest and other financing charges on short term debt, net					(2,475)	-
Interest and other financing charges on long term debt					(26,984)	(35,948)
Currency exchange gain (loss)					8,990	(4,045)
Large corporations tax recovery (expense) and other tax					35	(446)
Future income tax reduction					12,079	95,191
Net loss					$(265,779)	$(162,063)

Total Assets(3)	$1,487,628	$1,684,003	$3,798,159	$3,903,959	$5,296,596	$5,637,879

Capital Expenditures
Development and other activity	$19,929	$8,619	$33,391	$39,669	$53,320	$48,288
Property acquisitions (dispositions), net	-	-	(61,403)	(4,734)	(61,403)	(4,734)
Total expenditures	$19,929	$8,619	$(28,012)	$34,935	$(8,083)	$43,554

Property, plant and equipment
Cost	$1,451,578	$1,212,591	$4,789,856	$4,363,151	$6,241,434	$5,575,742
Less: Accumulated depletion, depreciation, and amortization	(191,922)	(105,054)	(1,794,988)	(1,354,948)	(1,986,910)	(1,460,002)
Net book value	$1,259,656	$1,107,537	$2,994,868	$3,008,203	$4,254,524	$4,115,740

Goodwill(4)
Beginning of period	$223,916	$182,232	$677,612	$676,795	$901,528	$859,027
Addition (reduction) to goodwill	(17,451)	(1,207)	-	-	(17,451)	(1,207)
Impairment of goodwill	(206,465)	-	-	-	(206,465)	-
End of period	$-	$181,025	$677,612	$676,795	$677,612	$857,820

(1)	Accounting policies for segments are the same as those described in the consolidated financial statements for the year ended December 31, 2008 in Note 2 as filed on SEDAR at www.sedar.com.
(2)

Of the total downstream revenue for the three months ended June 30, 2009, two customers represent sales of $206.9 million and $54.7 million respectively (2008 - $826.1 million and $195.3 million). No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(3)	Total Assets on a consolidated basis includes $10.8 million (2008 – $19.5 million) relating to the fair value of risk management contracts and nil (2008 - $30.4 million) relating to future income tax.
(4)	A goodwill impairment charge of $206.5 million was recognized at June 30, 2009 (see Note 6).
(5)	There is no intersegment activity.

Results of Continuing Operations
	Downstream(1)		Upstream(1)		Total
	Six months ended June 30		Six months ended June 30		Six months ended June 30
	2009	2008	2009	2008	2009	2008
Revenue(2)	$941,785	$2,289,545	$405,035	$849,099	$1,346,820	$3,138,644
Royalties	-	-	(52,728)	(139,213)	(52,728)	(139,213)
Less:
Purchased products for resale and processing	704,692	2,120,550	-	-	704,692	2,120,550
Operating	126,195	124,538	136,652	145,415	262,847	269,953
Transportation and marketing	6,101	17,998	6,516	6,377	12,617	24,375
General and administrative	875	1,168	16,268	24,619	17,143	25,787
Depletion, depreciation, amortization and accretion	41,260	33,243	234,631	221,796	275,891	255,039
Goodwill impairment(4)	206,465	-	-	-	206,465	-
	$(143,803)	$(7,952)	$(41,760)	$311,679	(185,563)	303,727

Realized net gains (losses) on risk management contracts					44,972	(130,718)
Unrealized net losses on risk management contracts					(25,190)	(365,985)
Interest and other financing charges on short term debt, net					(2,535)	(201)
Interest and other financing charges on long term debt					(59,576)	(71,051)
Currency exchange gain (loss)					8,892	(14,710)
Large corporations tax recovery (expense) and other tax					16	(496)
Future income tax reduction					10,069	117,025
Net loss					$(208,915)	$(162,409)

Total Assets(3)	$1,487,628	$1,684,003	$3,798,159	$3,903,959	$5,296,596	$5,637,879

Capital Expenditures
Development and other activity	$26,833	$14,646	$142,101	$119,240	$168,934	$133,886
Property acquisitions (dispositions), net	-	-	(60,728)	(4,549)	(60,728)	(4,549)
Total expenditures	$26,833	$14,646	$81,373	$114,691	$108,206	$129,337

Property, plant and equipment
Cost	$1,451,578	$1,212,591	$4,789,856	$4,363,151	$6,241,434	$5,575,742
Less: Accumulated depletion, depreciation, and amortization	(191,922)	(105,054)	(1,794,988)	(1,354,948)	(1,986,910)	(1,460,002)
Net book value	$1,259,656	$1,107,537	$2,994,868	$3,008,203	$4,254,524	$4,115,740

Goodwill(4)
Beginning of period	$216,229	$175,983	$677,612	$676,795	$893,841	$852,778
Addition (reduction) to goodwill	(9,764)	5,042	-	-	(9,764)	5,042
Impairment of goodwill	(206,465)	-	-	-	(206,465)	-
End of period	$-	$181,025	$677,612	$676,795	$677,612	$857,820

(1)	Accounting policies for segments are the same as those described in the consolidated financial statements for the year ended December 31, 2008 in Note 2 as filed on SEDAR at www.sedar.com.
(2)

Of the total downstream revenue for the six months ended June 30, 2009, two customers represent sales of $573.7 million and $152.8 million respectively (2008 - $1,627.0 million and $294.1 million). No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(3)	Total Assets on a consolidated basis includes $10.8 million (2008 – $19.5 million) relating to the fair value of risk management contracts and nil (2008 - $30.4 million) relating to future income tax.
(4)	A goodwill impairment charge of $206.5 million was recognized at June 30, 2009 (see Note 6).
(5)	There is no intersegment activity.

15.	Commitments, Contingencies and Guarantees

From time to time, Harvest is involved in litigation or has claims brought against it in the normal course of business operations. Management of Harvest is not currently aware of any claims or actions that would materially affect Harvest’s reported financial position or results from operations. In the normal course of operations, management may also enter into certain types of contracts that require Harvest to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements. The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated. Management does not believe payments, if any, related to such contracts would have a material effect on Harvest’s reported financial position or results from operations.

The following are the significant commitments and contingencies at June 30, 2009:

(a) Canada Revenue Agency Assessment

In January 2009, Canada Revenue Agency issued a Notice of Reassessment to Harvest Energy Trust in respect of its 2002 through 2004 taxation years claiming past taxes, interest and penalties totaling $6.2 million. The CRA has adjusted Harvest Energy Trust’s taxable income to include their net profits interest royalty income on an accrual basis whereas the tax returns had reported this revenue on a cash basis. A Notice of Objection has been filed with CRA requesting the adjustments to an accrual basis be reversed. The Harvest Energy Trust 2005 tax return has also been prepared on a cash basis for royalty income with no taxes payable and, if reassessed by CRA on a similar basis, there would have been approximately $40 million of taxes owing. The Harvest Energy Trust 2006 tax return has been prepared on an accrual basis including incremental payments required to align the prior year’s cash basis of reporting with no taxes payable. Management along with our legal advisors believe the CRA has not properly applied the provisions of the Income Tax Act (Canada) that entitle income from a royalty to be included in taxable income on a cash basis and that the dispute will be resolved with no taxes payable by Harvest Energy Trust. Harvest has filed a Notice of Objection with the CRA and filed a Notice of Appeal with the Tax Court. The CRA has advised that they will file their Reply/Statement of Defense shortly and Harvest has scheduled examinations for discovery for November 2009.

The following is a summary of Harvest’s contractual obligations and commitments as at June 30, 2009:

Payments Due by Period
	2009	2010	2011	2012	2013	Thereafter	Total
Debt repayments (1)	-	1,097,820	290,750	-	-	-	1,388,570
Debt interest payments(2)	50,665	92,074	80,734	60,838	44,549	27,299	356,159
Capital commitments(3)	5,834	-	-	-	-	-	5,834
Operating leases(4)	3,884	7,136	6,212	2,329	566	566	20,693
Pension contributions(5)	2,400	7,038	7,179	7,322	7,469	7,618	39,026
Transportation agreements(6)	2,171	2,537	832	403	189	-	6,132
Feedstock commitments(7)	610,293	-	-	-	-	-	610,293
Contractual obligations	675,247	1,206,605	385,707	70,892	52,773	35,483	2,426,707

(1)	Assumes that the outstanding Convertible Debentures either convert at the holders’ option for Units or are redeemed for Units at Harvest’s option.
(2)	Interest determined on bank loan balance using the rate effective at period end and by using the period end U.S. dollar exchange rate for the Senior Notes.
(3)	Relating to drilling contracts, AFE commitments, equipment rental contracts and environmental capital projects.
(4)	Relating to building and automobile leases.
(5)	Relating to expected contributions for employee benefit plans [see Note 12].
(6)	Relating to oil and natural gas pipeline transportation agreements.
(7)

Relating to crude oil feedstock purchases and related transportation costs. North Atlantic has a Supply and Offtake Agreement with Vitol Refining S.A. This agreement, which continues on a monthly basis with a mutual six months termination notice period, provides that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Vitol Refining S.A. and that Vitol Refining S.A. will be granted the right and obligation to provide crude oil feedstock for delivery to the refinery, as well as the right and obligation to purchase substantially all refined products produced by the refinery.

16.	Subsequent Events

On June 23, 2009, Harvest offered to purchase all of the outstanding shares of Pegasus Oil and Gas Inc., a natural gas weighted producer, for approximately 670,000 Trust Units with the obligation to assume approximately $14 million in bank debt. On July 30, 2009, the offer expired with slightly less than 90% of the outstanding shares tendered, at which time Harvest extended the offer to August 11, 2009 in an effort to increase the number of tendered shares to the 90% minimum condition of the offer.

Subsequent to June 30, 2009, Harvest declared a distribution of $0.05 per unit for Unitholders of record on July 22, 2009 and August 24, 2009.

Between July 1, 2009 and August 7, 2009, an additional $193.9 million was committed to the purchase of feedstock inventory under the Supply and Offtake Agreement held with Vitol Refining S.A. [see table in Note 15].

17.	Comparatives

Certain comparative figures have been reclassified to conform to the current period’s presentation.